News

FOR IMMEDIATE RELEASE
BMO Financial Group Intends to Renew Its Normal Course Issuer Bid
TORONTO, August 26, 2008 — BMO Financial Group (TSX, NYSE: BMO) today announced its intention, subject to Toronto Stock Exchange and regulatory approval, to renew its normal course issuer bid through the facilities of the Toronto Stock Exchange. The bank intends to file a notice of intention with the Toronto Stock Exchange in this regard.
The notice will provide that BMO Financial Group may, during the period commencing September 8, 2008, and ending September 7, 2009, purchase for cancellation on the Toronto Stock Exchange up to 15,000,000 common shares, being approximately 3.0 percent of the public float. The actual number of common shares that may be purchased and the timing of any such purchases will be determined by BMO Financial Group. BMO Financial Group will pay the market price for the shares at the time of acquisition.
BMO’s previous 12-month normal course issuer bid expires on September 5, 2008 and BMO has not repurchased any common shares under that bid. There were 504,445,457 Bank of Montreal common shares issued and outstanding as at July 31, 2008 and the public float was 504,269,001 common shares.
BMO Financial Group’s Tier 1 ratio was 9.90 percent, as at July 31, 2008. The normal course issuer bid is being renewed as part of BMO’s capital management strategy.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Lucie Gosselin, Montreal, lucie.gosselin@bmo.com, 514-877-1101
Investor Relations
Steven Bonin, Toronto, steven.bonin@bmo.com, 416-867-5452
Krista White, Toronto, krista.white@bmo.com, 416-867-7019
Internet: www.bmo.com